

Provident Announces Updated Hedging Disclosure, the February Cash Dividend and 2011 Fourth Quarter and Year End Results Release Date and Conference Call Information

News Release 02-12

February 9, 2012

All values are in Canadian dollars.

CALGARY, ALBERTA – Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that it has released updated hedging disclosure including a volume and weighted average hedge price summary for NGL frac spread volumes and a summary of all current financial derivative positions on its website at www.providentenergy.com/bus/riskmanagement/commodity.cfm. The updated information reflects Provident's hedge positions using forward-market indications at December 30, 2011. For the first quarter of 2012, Provident has hedged approximately 73 percent of its estimated NGL frac spread sales volumes and approximately 92 percent of its estimated frac spread natural gas input volumes.

February 2012 Cash Dividend

Provident's February cash dividend of $0.045 per share is payable on March 15, 2012 and will be paid to shareholders of record on February 23, 2012. The ex-dividend date will be February 21, 2012. Provident's 2012 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on February 8, 2012 of $11.98, Provident's yield is approximately 4.5 percent.

For shareholders receiving their dividends in U.S. funds, the February 2012 cash dividend will be approximately US$0.045 per share based on an exchange rate of 0.9970. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2011 Results Release Date and Conference Call Information

Provident plans to release its audited 2011 annual financial statements and Management's Discussion and Analysis for the fourth quarter and year-ended December 31, 2011 after markets close on March 6, 2012. A conference call has been scheduled for Wednesday, March 7, 2012 at 8:00 a.m. Mountain Time (10:00 a.m. Eastern).

To participate, please dial 647-427-7450 or 888-231-8191 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until March 14, 2012 by dialing 514-807-9274 or 855-859-2056 and entering passcode 43799676. Provident will also provide a replay of the call on its website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

Investor and Media Contact:

Raina Vitanov
Manager, Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 – 2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com